Exhibit 8.1

SUBSIDIARIES OF TELESAT CORPORATION1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Telesat Canada	Canada
Telesat LEO Holdings Inc.	Canada
Telesat LEO Inc.	Canada
Telesat Spectrum Corporation	Canada
Telesat Spectrum General Partnership	Canada
Telesat Spectrum Holdings Corporation	Canada
Telesat Technology Corporation	Canada
Telesat Brasil Capacidade de Satelites Ltda.	Brazil
Skynet Satellite Corporation	Delaware
Telesat International Limited	England and Wales
Telesat (IOM) Holdings Limited	Isle of Man
Telesat (IOM) Limited	Isle of Man

1	Excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2024.